Mail Stop 3561

July 17, 2008

Derek J. Cooper
President and Chief Executive Officer
International Energy, Inc.
216 – 1628 West 1st Avenue
Vancouver, BC V6J 1G1
Canada

> **Re: International Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 23, 2008**
> **File No. 333-151828**

Dear Mr. Cooper:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your Form 10-K for the period ending March 31, 2008 indicates that you have common stock registered pursuant to Section 12(b) of the Exchange Act, however, it does not appear that you have filed a registration statement registering your common stock under Section 12(b). Further, the Over The Counter Bulletin Board is not a national securities exchange that would require you to register your securities under Section 12(a) of the Exchange Act such that a registration statement under Section 12(b) would have been required to be filed. Therefore, please advise as to why you believe that you have securities registered

under Section 12(b) or revise future Form 10-Ks to remove this reference. In this regard, please tell us why you have checked the box on the cover page of the same Form 10-K stating that you are required to filed reports pursuant to Section 13 or 15(d) of the Exchange Act.

2. Please disclose in your document your website address.

Directors, Executive Officers and Control Persons, page 33

Legal Proceedings, page 35

3. We note your disclosure on page 35 regarding the cease-and-desist order dated October 23, 2003 entered against Mr. Rayat. Please also disclose in this section the order dated August 8, 2000 entered against EquityAlert.Com, Inc. and Mr. Rayat enjoining them from violating Section 17(b) of the Securities Act and imposing against each a civil penalty of $20,000. Refer to Litigation Release No. 16662 (August 24, 2000).

Scientific Advisory Board, page 35

4. We note your disclosure on page 35 that "[a]lthough [you] do not currently have a scientific advisory board, [you] intend at some point in [your] development efforts that [you] will be assisted in [your] research and development activities by a scientific advisory board." It appears, however, that you issued press releases on May 12, 2008, which announced the appointment of Prof. Anastasios Melis, Ph.D. to your Science Advisory Board, and on April 14, 2008, which announced the appointment of Rakesh Shankar, Ph.D. to the Science Advisory Board. Please revise or advise.

Item 17. Undertakings

5. We note that you include the undertakings set forth in Item 512(a) and –(h) of Regulation S-K. Please revise this section to include the exact forms of the undertakings required.

6. We note that you include the undertaking set forth in Item 512(a)(6) of Regulation S-K. Please delete this paragraph, or tell us why you believe it is applicable, in light of the fact that your offering is not a primary offering of securities.

7. We note that you include the undertaking set forth in Item 512(i) of Regulation S-K. However, it does not appear that you are relying on Rule 430A in the prospectus as filed. If you intend to rely on Rule 430A, please advise of the basis for your belief that the company is eligible to do so. Alternatively, please include the undertaking set forth in the applicable subsection of Item 512(a)(5).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Sierchio, Esq.
         Sierchio Greco & Greco, LLP
         Facsimile No. (212) 486-0208